ROSCA, INC.
                            1286 University Ave. #708
                               San Diego, CA 92103
                      Phone: 775-352-4149 Fax: 775-981-9119


October 15, 2009


Mr. David R. Humphrey
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, DC 20549

RE: Rosca, Inc.
    Form 10-K for the year ended December 31, 2008
    File No. 333-144287

Dear Mr. Humphrey:

Per your letter dated September 10, 2009 we have amended our Form 10-K for the year ended December 31, 2009 as follows:

     1. We have expanded the MD&A to disclose the fact that the accountant's report expresses substantial doubt about our ability to continue as a going concern. If applicable, we will include the disclosure in all our future filings.

     2. We have revised Item 9A. Controls and Procedures to incude an assessment of disclosure controls and procedures as have been included in our subsequent Form 10-Q filings.

The Company further acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Very truly yours,


/s/ Christian Mancillas
-------------------------------------
Christian Mancillas, President